

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 9, 2009

Mr. Michael S. Borish
Chairman, CEO & Acting CFO
Freedom Environmental Services, Inc.
5036 Dr. Phillips Blvd. #306
Orlando, FL 32819

RE: **Form 8-K Item 4.01 filed May 18, 2009**
        Form 8-K/A Item 4.01 filed June 15, 2009
        Form 8-K/A Item 4.01 filed September 23, 2009
        File #0-53388

Dear Mr. Borish:

    We have completed our review of your Item 4.01 Form 8-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                            Sincerely,

                            Jeffrey Gordon
                            Staff Accountant